Exhibit 1.01

Conflict Minerals Report

HollyFrontier Corporation has included this Conflict Minerals Report as an exhibit to its Form SD for 2015 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD thereunder (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 26, 2016.

Unless the context indicates otherwise, the terms “we,” “its,” “us” and “our” refer to HollyFrontier Corporation and its consolidated subsidiaries. As used herein, “Conflict Minerals” or “3TG” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin.

Forward-Looking Statements

This Conflict Minerals Report contains certain “forward-looking statements” within the meaning of the federal securities laws. Other than statements of historical fact included in this Conflict Minerals Report, all statements, including, but not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary 3TG benefit armed groups, are forward-looking statements. These statements are based on management’s beliefs and assumptions using currently available information and expectations as of the date hereof, are not guarantees of future performance and involve certain risks and uncertainties. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that our expectations will prove to be correct. Therefore, actual outcomes and results could materially differ from what is expressed, implied or forecast in these statements.

Any differences could be caused by a number of factors including, but not limited to: (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all; (2) whether smelters and refiners and other market participants responsibly source 3TG; and (3) political and regulatory developments, whether in the Democratic Republic of the Congo (“DRC”) region, the United States or elsewhere. All forward-looking statements included in this Conflicts Minerals Report are expressly qualified in their entirety by these cautionary statements. The forward-looking statements speak only as of the date made and, other than as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Potential Applicability of the Conflict Minerals Rule to Our Company

We are principally an independent petroleum refiner that produces high-value refined products such as gasoline, diesel fuel, jet fuel, specialty lubricant products and specialty and modified asphalt. For a further discussion of our products, see our Annual Report on Form 10-K for the year ended December 31, 2015. The information contained in our Form 10-K is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or the Form SD.

Given the nature of our products, our potentially in-scope usage of 3TG is de minimis relative to our total materials content. However, some of the products that we manufacture, including gasoline and diesel fuel, may contain trace amounts of catalyst residue that contain tin and/or tungsten.

Based on the information provided by our suppliers and known to us, for 2015, we do not believe that any of our potentially in-scope products contained tantalum or gold.

Under informal verbal guidance that we understand the staff of the Securities and Exchange Commission (the “SEC”) has provided to others, compounds that are manufactured by third parties that contain tin, tantalum, tungsten or gold are not considered to be 3TG and are therefore not in-scope under the Conflict Minerals Rule. We believe that all of the catalyst residue that may remain in our products is contained in compounds. However, in the absence of definitive guidance from the staff of the SEC, we have treated the tin and tungsten residue that may be in our products as in-scope for purposes of our compliance and this Conflict Minerals Report and refer to them herein as 3TG.

The catalysts that we use are purchased from third parties and are not manufactured by us. We do not specify the use of 3TG in the catalysts that we purchase and believe that we are many levels removed from the mines and smelters that produce the 3TG contained in our catalysts. Through the efforts described in this Conflict Minerals Report, we seek to make our sourcing practices consistent with our Conflict Minerals Policy, which is summarized below, and we encourage conflict free sourcing in our supply chain.

Our Conflict Minerals Policy

We are committed to being a responsible corporate citizen. To this end, we have adopted a company policy for the supply chain of 3TG (the “Conflict Minerals Policy”). The Conflict Minerals Policy has been communicated to our relevant suppliers and posted on our website at http://www.hollyfrontier.com/suppliers/conflict-minerals-policy/default.aspx. The Conflict Minerals Policy includes, but is not limited to, our expectations that our suppliers:

1.	Implement and communicate to their personnel and suppliers a 3TG policy that is consistent with our Conflict Minerals Policy;

2.	Put in place procedures for the traceability of 3TG;

3.	Where possible, source 3TG from smelters and refiners that are validated as being conflict free;

4.	Provide us with written certifications and other information concerning the origin of the 3TG supplied to us and the supplier’s compliance with our Conflict Minerals Policy generally;

5.	Establish policies, due diligence frameworks and management systems that are consistent with the OECD Guidance (as defined below) and

6.	Require their suppliers to adopt policies and procedures that are consistent with those contained in our Conflict Minerals Policy.
We do not support embargoing 3TG from the DRC region, but rather encourage our suppliers to continue to source responsibly.

Reasonable Country of Origin Inquiry Information

As required by the Conflict Minerals Rule, for 2015, we conducted a “reasonable country of origin inquiry” (“RCOI”). For our RCOI, to the extent applicable, we utilized the same processes and procedures as for our due diligence, particularly Steps 1 and 2 of the OECD Guidance design framework, which are described below in this Conflict Minerals Report.

Our outreach for 2015 included 24 direct suppliers (the “Suppliers”) that we identified as having provided us with catalysts that may contain 3TG. We determined which of our products were potentially in-scope for purposes of the Conflict Minerals Rule through product specifications, supplier inquiries and other information known to us concerning the composition of our products. We used the Conflict Minerals Reporting Template (“Template”), developed by the Conflict-Free Sourcing Initiative (“CFSI”), to identify smelters and refiners in our supply chain, and we requested that our Suppliers that provided us with catalysts containing, or that we believe may have contained, 3TG, submit information to us by completing a Template.

Pursuant to the Conflict Minerals Rule, based on the results of our RCOI, we were required to conduct due diligence for 2015. These due diligence efforts and the results thereof are discussed below.

Due Diligence Framework

Design Framework

We designed our due diligence measures relating to 3TG to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (the “OECD Guidance”).

Selected Elements of Design Framework

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of our program design are discussed below. However, these are not all of the elements of the program that we have put in place to help ensure that the 3TG that may be contained in our products are responsibly sourced. The headings below conform to those used in the OECD Guidance for each of the five steps. Selected due diligence measures that we took in respect of 2015 are discussed under “Due Diligence Program Execution.”

1.	OECD Guidance Step One: “Establish strong company management systems”

a.
We adopted the Conflict Minerals Policy. The internal personnel that have direct contact with suppliers that are potentially in-scope for purposes of the Conflict Minerals Rule are notified about the Conflict Minerals Policy. In addition, the policy is communicated to our relevant suppliers in writing. The Conflict Minerals Policy also is posted on our website at http://www.hollyfrontier.com/suppliers/conflict-minerals-policy/default.aspx. We have established an email address for employees, suppliers and other interested parties to report violations of our Conflict Minerals Policy. The email address is conflictminerals@hollyfrontier.com.

b.
We have a team comprised of various members of our staff who, with our General Counsel, are charged with managing our 3TG compliance program. The following functional areas are represented on the working group: legal, marketing and purchasing. The working group also includes representatives from each business unit that we determine to have potentially in-scope products We supplement our compliance efforts with specialist outside counsel.

c.
Senior management and other selected internal personnel are educated on the Conflict Minerals Rule, the OECD Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries.

d.
We utilize the Template developed by the CFSI to identify smelters and refiners in our supply chain. The Template requires suppliers to provide information concerning the usage and source of 3TG in their products, as well as information concerning their related compliance efforts.

e.	We have policies requiring the maintenance of business records relating to 3TG due diligence, including records of due diligence processes, findings and resulting decisions, for at least five years.

f.	Our forms of purchasing contracts have contractual terms relating to compliance with the Conflict Minerals Policy and other related matters.

2.	OECD Guidance Step Two: “Identify and assess risk in the supply chain”

a.
During the applicable compliance year, we request that suppliers provide us with information, through the completion of the Template, concerning the usage and source of 3TG in the catalysts that they sell to us, as well as information concerning their related compliance efforts. We follow up by letter, email and/or phone with suppliers that do not respond to the request within a specified time frame.

b.
We review the completed Templates received from suppliers. We follow up by letter, email and/or phone with suppliers that submit an incomplete response or a response that we determine contains errors or inaccuracies or that otherwise provide a written response determined not to be suitable by us, in each case requesting them to submit a revised response. We follow up with other suppliers where determined to be appropriate by us.

c.
After the end of the applicable compliance year, we request that the suppliers that were sent an interim questionnaire confirm to us in writing that the information that they had previously provided to us is correct with respect to the remainder of that year.

d.
Smelter and refiner information, if any, provided by suppliers is reviewed against the Smelter Reference List tab of the Template and the list of known processing facilities published by the U.S. Department of Commerce (the “Commerce Department List”). To the extent that a smelter or refiner identified by a supplier is not on either of these lists, we take additional steps to attempt to determine whether the listed entity is a smelter or refiner.

e.
Smelter and refiner information, if any, also is reviewed against the lists of “compliant” and “active” smelters and refiners published by the CFSI. To the extent that a smelter or refiner identified by a supplier is not listed as compliant by an independent third-party, we consult publicly available information to attempt to determine the mine or location of origin of its 3TG.

3.	OECD Guidance Step Three: “Design and implement a strategy to respond to identified risks”

Our Conflict Minerals Compliance Team reports the findings of its supply chain risk assessment to our General Counsel and our purchasing and marketing departments.

4.	OECD Guidance Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”

We utilize information made available by the CFSI concerning independent third-party audits of smelters and refiners of 3TG in our supply chain.

5.	OECD Guidance Step 5: “Report on supply chain due diligence”

We file a Form SD and a Conflict Minerals Report, to the extent applicable, with the SEC and make available on our website the Form SD and Conflict Minerals Report.

Due Diligence Program Execution

In furtherance of our 3TG due diligence, we performed the following due diligence measures with respect to 2015:

1.	We sent requests to 24 Suppliers to complete the Template. We requested that the Suppliers furnish us with a completed Template at the product level.

2.
Following the end of the year, we requested that the Suppliers confirm to us in writing that the information that they had previously provided to us was correct with respect to the remainder of the year.

3.	We followed up by email or phone with the Suppliers that did not provide a response within the specified time frame.

4.	We reviewed the completed Templates received from the Suppliers based on our internal review criteria to identify incomplete responses, potential errors, inaccuracies and “red flags.”

5.	Our Conflict Minerals Compliance Team reported the findings of its supply chain risk assessment to our General Counsel and our purchasing and marketing departments.

6.
In addition, to mitigate the risk that the necessary 3TG that may have been contained in our potentially in-scope products directly or indirectly finance or benefit armed groups in the DRC or an adjoining country, we:

(a) Added contractual terms relating to compliance with the Conflict Minerals Policy and other related matters to our forms of purchasing contracts.
(b) Refined our RCOI and due diligence procedures to align with the 2015 major revision of the Template.

Due Diligence Results

For 2015, our Suppliers did not provide us with any smelters or refiners or reflected country of origin information. However, based on the responses we received, for 2015, none of the necessary 3TG that may have been contained in our potentially in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. We did not conclude that any of our products were “DRC conflict free.” An “armed group” under the Conflict Minerals Rule is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to the Democratic Republic of the Congo or an adjoining country.

We have endeavored to determine the mine or location of origin of the necessary 3TG that may have been contained in our potentially in-scope products by requesting that the Suppliers provide us with information concerning the source of the 3TG in the catalysts sourced from them, as discussed herein. Under our RCOI and due diligence procedures, if a smelter or refiner of 3TG in our supply chain is identified, we also review publicly available information, to the extent available, to try to determine the mine or location of origin.

Future Risk Mitigation Efforts

We intend to take the following additional steps for 2016 to mitigate the risk that any necessary 3TG that may be contained in our potentially in-scope products benefit armed groups:

1.	Encourage suppliers that provided “company level” information for 2015 to provide “product level” information for 2016, through ongoing outreach with these Suppliers.

2.	Engage with suppliers to encourage them to provide requested information for 2016.

3.	Monitor and encourage the continuing development and progress of traceability measures at Suppliers.

4.	Communicate to new potentially in-scope suppliers our sourcing expectations, including through the dissemination of the Conflict Minerals Policy to them.

5.	Encourage suppliers to, when possible, source from certified smelters and refiners that source from the DRC region.

All of these steps are in addition to the steps that we took with respect to 2015, which we intend to continue to take with respect to 2016 to the extent applicable.